UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100
Kuala Lumpur, Malaysia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Results of Starbox Group Holdings Ltd.’s Extraordinary General Meeting of Shareholders

At an extraordinary general meeting of shareholders (the “Meeting”) of Starbox Group Holdings Ltd. (the “Company”) held on October 23, 2024, at 8:30 a.m., Eastern Time, the shareholders of the Company approved and adopted resolutions authorizing the following:

1.	As an ordinary resolution (“Resolution No.1”):

(a)	each of the 870,200,000 authorized Class A ordinary shares in the Company of US$0.001125 par value (including all issued Class A ordinary shares and any unissued Class A ordinary shares) each be consolidated on a 16:1 basis, such that the Company’s authorized Class A ordinary shares be consolidated from (x) 870,200,000 Class A ordinary shares of US$0.001125 par value each to (y) 54,387,500 ordinary shares of US$0.018 par value each (the “Class A Ordinary Share Consolidation”);

(b)	each of the 12,800,000 authorized Class B ordinary shares in the Company of US$0.001125 par value (including all issued Class B ordinary shares and any unissued Class B ordinary shares) each be consolidated on a 16:1 basis, such that the Company’s authorized Class B ordinary shares be consolidated from (x) 12,800,000 Class B ordinary shares of US$0.001125 par value each to (y) 800,000 ordinary shares of US$0.018 par value each (the “Class B Ordinary Share Consolidation”); and

(c)	each of the 5,000,000 authorized and unissued preferred shares in the Company of US$0.001125 par value each be consolidated on a 16:1 basis, such that the Company’s unissued preferred shares be consolidated from (x) 5,000,000 preferred shares of US$0.001125 par value each to (y) 312,500 preferred shares of US$0.018 par value each (the “Preferred Share Consolidation”), (together, the “Share Consolidation”).

2.	As an ordinary resolution (“Resolution No.2”) that, with effect immediately following the Share Consolidation, the Company’s authorized share capital be increased (the “Share Capital Increase”) from:

(a)	US$999,000 divided into 55,500,000 shares comprising:

(i)	54,387,500 Class A ordinary shares of US$0.018 par value each (after the Class A Ordinary Share Consolidation);

(ii)	800,000 Class B ordinary shares of US$0.018 par value each (after the Class B Ordinary Share Consolidation); and

(iii)	312,500 preferred shares of US$0.018 par value each (after the Preferred Share Consolidation); to

(b)	US$9,990,000 divided into 555,000,000 shares comprising:

(i)	543,875,000 Class A ordinary shares of US$0.018 par value each;

(ii)	8,000,000 Class B ordinary shares of US$0.018 par value each; and

(iii)	3,125,000 preferred shares of US$0.018 par value each.

3.	As a special resolution (“Resolution No.3”) that, with effect immediately following the Share Consolidation and the Share Capital Increase:

(a)	the memorandum of association of the Company be amended and restated by the deletion of the existing memorandum of association in its entirety and the substitution in its place of the amended and restated memorandum of association in the form set out in Appendix A to the notice of the Meeting; and

(b)	the articles of association of the Company be amended and restated by the deletion of the existing articles of association in their entirety and the substitution in their place of the amended and restated articles of association in the form set out in Appendix A to the notice of the Meeting.

A total of 1,377,090,275 votes, representing 84.86% of the votes exercisable as of September 9, 2024, the record date, were present in person or by proxy at the extraordinary general meeting of shareholders. The results of the votes were as follows:

Resolution	For	Against	Abstain
Resolution No. 1	1,376,824,825	264,599	851
Resolution No. 2	1,376,847,328	241,895	1,052
Resolution No. 3	1,376,788,392	298,821	3,062

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: October 23, 2024	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer

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